SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        Interstate Bakeries Corporation
 -----------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    46072310
- -------------------------------------------------------------------------------
                                 (CUSIP Number)

  J. M. Neville, Vice President, Secretary and General Counsel, Ralston Purina Company, Checkerboard Square, St. Louis, MO 63164 Telephone (314) 982-1266
- -------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 July 24, 1995
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ralston Purina Company
     IRS Identification No. 43-0470580
- --------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [x] (See Item 2)
- --------------------------------------------------------------------------------

3.   SEC USE ONLY

- --------------------------------------------------------------------------------

4.   SOURCE OF FUNDS

     OO
- --------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
[  ].

- --------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Missouri
- --------------------------------------------------------------------------------
  Number of         7.   SOLE VOTING POWER
  Shares Bene-
  ficially Owned         16,923,077 (See Item 5)
  by Each Reporting ------------------------------------------------------------
  Person With       8.   SHARED VOTING POWER

                    -0-
               -----------------------------------------------------------------

               9.   SOLE DISPOSITIVE POWER

                    16,923,077 (See Item 5)
               -----------------------------------------------------------------

               10.  SHARED DISPOSITIVE POWER

                    -0-
               -----------------------------------------------------------------


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     16,923,077 (See Item 5)
- --------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
[  ].
- --------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     46.3%
- --------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON

     CO
- --------------------------------------------------------------------------------






1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     VCS Holding Company
     IRS Identification No. 43-1379066
- --------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [x] (See Item 2)
- --------------------------------------------------------------------------------

3.   SEC USE ONLY

- --------------------------------------------------------------------------------

4.   SOURCE OF FUNDS

     OO
- --------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
[  ].

- --------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- --------------------------------------------------------------------------------

  Number of         7.   SOLE VOTING POWER
  Shares Bene-
  ficially Owned         16,923,077 (See Item 5)
  by Each Reporting ------------------------------------------------------------
  Person With       8.   SHARED VOTING POWER

                    -0-
               -----------------------------------------------------------------

               9.   SOLE DISPOSITIVE POWER

                    16,923,077 (See Item 5)
               -----------------------------------------------------------------


               10.  SHARED DISPOSITIVE POWER

                    -0-
               -----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     16,923,077 (See Item 5)
- --------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
[  ].
- --------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     46.3%
- --------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON

     CO
- --------------------------------------------------------------------------------




                           RALSTON PURINA COMPANY AND
                              VCS HOLDING COMPANY
                   Statement pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934
                        -------------------------------


Item 1.  Security and Issuer.
         -------------------
     This Statement relates to the Common Stock, par value $.01 per share, of Interstate Bakeries Corporation, a Delaware corporation (the "Issuer"), 12 East Armour Boulevard, Kansas City, Missouri 64111.

Item 2.  Identity and Background.
         -----------------------

     The persons filing this Statement are Ralston Purina Company (`Ralston''), a Missouri corporation, and VCS Holding Company ("VCS"), a Delaware corporation and wholly owned subsidiary of Ralston. The principal office and place of business of Ralston is Checkerboard Square, St. Louis, Missouri 63164 and the principal address of VCS is 1116 First State Blvd., Wilmington, Delaware 19804. Ralston (either by itself or through its various operating subsidiaries) is a major worldwide producer of dog and cat foods and pet products, dry cell battery products, dietary soy protein, fiber food ingredients, polymer products, feeds for livestock and poultry (outside the United States) and, until the sale of Continental Baking Company as set forth in Item 3, a wholesale baker of fresh delivered bakery products in the United States. VCS is a holding company for various domestic operating subsidiaries of Ralston and has no direct business operations.
     Set forth in Appendix I with respect to each director and executive officer of Ralston and VCS are his or her name, business address and present principal employment or occupation and the name and principal business and address of any corporation or other organization in which such employment or occupation is carried on. No person other than persons listed in Appendix I might be deemed to control Ralston or VCS.
     During the last five years, neither Ralston, VCS nor any director or executive officer of Ralston or VCS has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Each of the directors and executive officers of Ralston and VCS is a United States citizen, except for Patrick Mannix, who is a citizen of Australia.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     On April 12, 1995, Ralston and VCS entered into a Purchase and Sale Agreement with the Issuer and its wholly owned subsidiary, Interstate Brands Corporation ("Brands") pursuant to which the Issuer and Brands agreed to acquire all of the outstanding capital stock of Continental Baking Company ("CBC"), a wholly owned subsidiary of VCS engaged in the wholesale baking business. As consideration for the sale of the stock of CBC, Brands agreed to pay the sum of $220,000,000 and the Issuer agreed to issue 16,923,077 shares of its Common Stock to VCS. The transaction closed on July 24, 1995, at which time the Issuer's Common Stock was issued to VCS (the "Closing").
     Mr. W. P. Stiritz, Chairman of the Board and Chief Executive Officer of Ralston, purchased 16,800 shares of Common Stock of the Issuer in a margin account in open market transactions described in Item 5.

Item 4.  Purpose of Transaction.
         -----------------------

     VCS, at Ralston's direction, has acquired shares of the Common Stock of the Issuer for investment purposes. At the time of the acquisition of the Common Stock, the Issuer, VCS and Ralston entered into a Shareholder Agreement (the "Shareholder Agreement") related to the ownership by VCS and Ralston of the Common Stock. Under the terms of the Shareholder Agreement, Ralston and VCS agreed, for a period of six years, not to acquire any additional shares of Common Stock except as a result of stock split, stock dividend or similar recapitalization; provided, however, that if during such period the Issuer issues any of its Common Stock in a public offering or as consideration in an acquisition, Ralston and VCS may acquire a number of shares of Common Stock necessary to bring its percentage of ownership back to the same level as immediately prior to such offering or acquisition. Ralston and VCS may, from time to time, depending on market conditions and other considerations, dispose of some or all of the Common Stock of the Issuer held by it, but they have agreed, in the Shareholder Agreement, that within five years their ownership of the Common Stock will be reduced to no more than 14.9% of the total outstanding shares of Common Stock. Except for certain limited transfers of the Common Stock to affiliates or shareholders of Ralston, the Shareholder Agreement provides that Ralston and VCS may not, during the term of the Agreement, sell any of the Common Stock unless an offer of sale of such securities is first made to the Issuer. Pursuant to the Shareholder Agreement, the Issuer nominated and appointed Mr. Stiritz and J. R. Elsesser, Vice President and Chief Financial Officer of Ralston, to serve on the Board of Directors of Issuer. Mr. Stiritz will hold office until the 1997 Annual Meeting of Shareholders. Mr. Elsesser will hold office until the 1996 Annual Meeting of Shareholders, at which time Issuer has agreed to nominate and elect him to an additional term of not less than two years. The foregoing description of the Shareholder Agreement is only a summary and is qualified in its entirety by reference to the full Agreement which is set forth as an exhibit to this Schedule 13D.
     In a transaction described in Item 5, Mr. Stiritz has acquired 16,800 shares of Common Stock of the Issuer for investment purposes.
     Except as set forth in this Item 4 and in Item 6 below, Ralston and VCS, and their respective directors and executive officers, have no plans or proposals which relate to or would result in any of the actions enumerated in clauses (a)-(j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     The Issuer is believed to have 36,559,005 shares of Common Stock outstanding. VCS directly owns 16,923,077 shares of Common Stock of the Issuer or approximately 46.3% of the outstanding Common Stock described above.
Ralston, which owns all of the stock of VCS, indirectly and beneficially owns such 16,923,077 shares of Common Stock. Except as provided in the Shareholder Agreement described in response to Items 4 and 6, the reporting persons have sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such shares. Except as set forth below and in Item 3, neither VCS, Ralston nor any director or executive officer of VCS or Ralston beneficially owns or has a right to acquire, directly or indirectly, any other shares of the Common Stock of the Issuer, nor during the past sixty days have there been any transactions in shares of Common Stock of the Issuer by VCS, Ralston or any director or executive officer of either of them.
     Mr. Stiritz directly owns 16,800 shares of the outstanding Common Stock of the Issuer. He purchased such shares in a margin account in open market transactions as follows: 3,000 shares on July 26, 1995 at an average price of $17.92 per share; 12,000 shares on July 27, 1995 at an average price of $18.16 per share; and 1,800 shares on July 28, 1995 at an average price of $18.48 per share. He has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------

to Securities of the Issuer.
- ---------------------------

     The Shareholder Agreement contains a number of standstill covenants on the part of Ralston and VCS providing that, in effect, they will not attempt to control or act to change control of the management of the Issuer for a period of six years following the Closing. During the term of the Shareholder Agreement, that Agreement provides that the Common Stock owned by VCS will be voted (i) "for" nominees recommended by the Issuer's Board of Directors; (ii) in accordance with the recommendation of the Issuer's Board on security holder proposals; and (iii) with respect to all other matters, "for" and "against" any proposal in the same proportion as the votes of all other security holders of the Issuer; provided, however, VCS retains the right to vote the Common Stock as it sees fit with respect to any proposals for (i) the merger of the Issuer with or into any other corporation; (ii) the sale, lease, exchange, transfer or other disposition of all or substantially all of the assets of the Issuer; or (iii) the creation by the Issuer of any other class of stock with voting rights. The Shareholder Agreement provides for limited registration rights with respect to the Common Stock held by VCS, and provides for indemnification of an injured party for losses and damages resulting from the untrue statements of the other party to that Agreement which may be contained in any registration statement. The Shareholder Agreement provides that the Issuer will nominate and appoint the Chairman of the Board and the Chief Financial Officer of Ralston to the Board of the Issuer, one to hold office until the 1996 Annual Meeting of the Issuer, and then to be nominated and elected to an additional two-year term, and one to hold office until the 1997 Annual Meeting. Pursuant to this provision, Mr. Stiritz has been elected to the term ending in 1997 and Mr. Elsesser has been elected to the term ending 1996. Finally, the Shareholder Agreement provides that at any time during the last year of the term of that Agreement, the Issuer will have the right to acquire all of its Common Stock then held by VCS at a price equal to 110% of the then current market price of the Common Stock. The foregoing description of the Shareholder Agreement is only a summary and is qualified in its entirety by reference to the full Agreement which is set forth as an exhibit to this Schedule 13D.

     In a Supplement to Shareholder Agreement entered into by and among the parties to the Shareholder Agreement, the Issuer, Ralston and VCS agreed that Ralston would not be in violation of the Shareholder Agreement if, independent of action by Ralston, those persons who are or would be deemed Affiliates of Ralston under the Shareholder Agreement acquired securities of the Issuer during the term of the Shareholder Agreement. If Ralston is aware that such Affiliates own voting securities, in the aggregate, in excess of 2% of the outstanding voting securities of Issuer and, despite the reasonable best efforts of Ralston to cause them to reduce their ownership levels below the 2% threshold, such individuals maintain such ownership levels, Ralston has agreed to take such action necessary to divest that number of shares of the Issuer equal to the number of shares owned by such Affiliates in excess of the 2% threshold. The foregoing description of the Supplement to Shareholder Agreement is only a summary and is qualified in its entirety by reference to the full Agreement which is set forth as an exhibit to this Schedule 13D.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------
     Exhibit 1: Shareholder Agreement with attached Exhibit A, dated July 22, 1995, by and among Interstate Bakeries Corporation, Ralston Purina Company and VCS Holding Company.
     Exhibit 2: Supplement to Shareholder Agreement, dated July 25, 1995, by and among Interstate Bakeries Corporation, Ralston Purina Company and VCS Holding Company.

Signature
- ---------

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. The undersigned hereby agree that this Statement is filed on behalf of each of Ralston and VCS.

Dated July 31, 1995

                         RALSTON PURINA COMPANY




                         By:   James M. Neville
                         ---------------------------------------
                         Name:    James M. Neville
                         Title:   Vice President


                         VCS HOLDING COMPANY



                         By:    J. R. Elsesser
                         ---------------------------------------
                         Name:    James R. Elsesser
                         Title:   Chief Executive Officer and President



                                                                 APPENDIX I
                             RALSTON PURINA COMPANY
                             ----------------------


     Set forth below with respect to each director and executive officer of Ralston Purina Company (`Ralston'') are his or her name and (a) his or her business address (unless another address is set forth, the business address of each person is Checkerboard Square, St. Louis, Missouri 63164); (b) his or her present principal employment or occupation and the name and (if not Ralston) principal business of any corporation or other organization in which such employment or occupation is carried on and the address of such corporation or other organization (which, unless another address is set forth, is the same as the business address set forth for such person); and (c) the number of shares of the Common Stock of the Issuer beneficially owned by him or her.
The reporting persons believe that the information regarding Stock ownership set forth below is correct as of July 31, 1995. It will be updated when amendments to this Schedule 13D are filed.

                               EXECUTIVE OFFICERS
                               ------------------


R. W. Bracken:  (a) see above; (b) Vice President of Ralston; (c) none.

J. W. Brown: (a) see above; (b) Vice President of Ralston; and Chief Executive Officer and President, Protein Technologies International, Inc. (a wholly owned subsidiary of Ralston); (c) none.

J. R. Elsesser:  (a) see above; (b) Vice President and Chief Financial Officer of Ralston; (c) none.

P. C. Mannix: (a) see above; (b) Vice President of Ralston; and President of the Specialty Business of Eveready Battery Company, Inc. (a wholly owned subsidiary of Ralston); (c) none.

W. P. McGinnis: (a) see above; (b) Vice President of Ralston; and President and Chief Executive Officer, Pet Products Group (a division of Ralston); (c) none.

G. L. Meffert, Jr.: (a) see above; (b) Vice President of Ralston; and President, Eveready Battery Company, Inc. (a wholly owned subsidiary of Ralston); (c) none.

J. P. Mulcahy: (a) see above; (b) Vice President of Ralston; and Chairman of the Board, Chief Executive Officer and President, Eveready Battery Company, Inc. (a wholly owned subsidiary of Ralston); (c) none.

J. M. Neville: (a) see above; (b) Vice President, General Counsel and Secretary of Ralston; (c) none.

A. M. Wray: (a) see above; (b) Vice President and Controller of Ralston; (c) none.

R. D. Winney:  (a) see above; (b) Treasurer of Ralston; (c) none.

                                   DIRECTORS
                                   ---------


David R. Banks:  (a) 5111 Rogers Avenue, Suite 40A, Ft. Smith, Arkansas 92919;
     (b) Chairman, President and Chief Executive Officer of Beverly Enterprises, Inc.; (c) none.

John H. Biggs:  (a) 730 Third Avenue, New York, New York 10017; (b) Chairman and
     Chief Executive Officer of TIAA-CREF; (c) none.



                                                       APPENDIX I continued

Donald Danforth, Jr.:  (a) Suite 330, 700 Corporate Park Drive, St. Louis,
     Missouri 63105; (b) President of Danforth Agri-Resources; (c) none.

William H. Danforth:  (a) Campus Box 1044, 7425 Forsyth Boulevard, Suite 262,
     Clayton, Missouri 63105; (b) Chairman of the Board of Washington University; (c) none.

David C. Farrell: (a) 611 Olive Street, St. Louis, Missouri 63101; (b) Chairman of the Board and Chief Executive Officer of The May Department Stores Company; (c) none.

M. Darrell Ingram: (a) 44 Tiburon Drive, Austin, Texas 78738; (b) Retired President and Chief Executive Officer of Petrolite Corporation; (c) none.

Richard A. Liddy:  (a) 700 Market Street, St. Louis, MO 63101; (b) Chairman,
President and Chief Executive      Officer of General American Life Insurance
Company; (c) none

John F. McDonnell: (a) P. O. Box 516, St. Louis, Missouri 63166; (b) Chairman of the Board of McDonnell Douglas Corporation; (c) none.

Katherine D. Ortega:  (a) 800 25th Street, N.W. #1003, Washington, D.C. 20037;
(b) Former Alternate     Representative of the United States to the 45th General
Assembly of the United Nations; (c) none.

W. P. Stiritz: (a) see above; (b) Chairman of the Board, Chief Executive Officer and President of Ralston; (c) See Item 5.
                                                       APPENDIX I continued

                              VCS HOLDING COMPANY
                              -------------------


     Set forth below with respect to each director and executive officer of VCS Holding Company (`VCS'') are his or her name and (a) his or her business address (unless another address is set forth, the business address of each person is Checkerboard Square, St. Louis, Missouri 63164); (b) his or her present principal employment or occupation and the name and (if not VCS) principal business of any corporation or other organization in which such employment or occupation is carried on and the address of such corporation or other organization (which, unless another address is set forth, is the same as the business address set forth for such person); and (c) the number of shares of the Common Stock of the Issuer beneficially owned by him or her.

                               EXECUTIVE OFFICERS
                               ------------------


J. R. Elsesser, Chief Executive Officer and President: (a) see above; (b) Vice President and Chief Financial Officer of Ralston Purina Company; (c) none.

P. C. Fulweiler, Vice President: (a) 222 Delaware Avenue, 17th Floor, Wilmington, Delaware 19801; (b) Vice President and Department Manager, Corporate Financial Services of PNC Bank; (c) none.

J. P. Mulcahy, Vice President: (a) see above; (b) Vice President of Ralston Purina Company; and Chairman of the Board, Chief Executive Officer and President, Eveready Battery Company, Inc. (a wholly owned subsidiary of Ralston Purina Company); (c) none.

T. L. Grosch, Secretary: (a) see above; (b) Senior Legal Counsel, Ralston Purina Company; (c) none.
M. J. Costello, Vice President and Assistant Secretary: (a) see above; (b) International Counsel, Ralston Purina International, Inc. (a division of Ralston Purina Company); (c) none.

R. D. Winney:  (a) see above; (b) Treasurer of Ralston Purina Company; (c) none.

                                   DIRECTORS
                                   ---------


J. R. Elsesser: (a) see above; (b) Vice President and Chief Financial Officer of Ralston Purina Company; (c) none.

P. C. Fulweiler: (a) 222 Delaware Avenue, 17th Floor, Wilmington, Delaware 19801; (b) Vice President and Department Manager, Corporate Financial Services of PNC Bank; (c) none.